U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

[ X ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[   ] Form 3 Holdings Reported

[   ] Form 4 Transaction Reported

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1. Name and Address of Reporting Person*

Credit Suisse First Boston, on behalf of the Credit Suisse First Boston Business Unit
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(Last) (First) (Middle)


11 Madison Avenue
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(Street)


New York, New York 10010
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(City) (State) (Zip)

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2. Issuer Name and Ticker or Trading Symbol

Anthracite Capital, Inc.  (NYSE: AHR)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

February 2003
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check applicable line)

[ X ]     Form filed by One Reporting Person
[   ]     Form filed by More than One Reporting Person


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Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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
1. Title of Security          2. Trans-  3. Trans-    4. Securities Acquired      5. Amount of  6. Ownership  7. Nature of
   (Instr. 3)                    action     action       (A) or Disposed of          Securities    Form:         Indirect
                                 Date       Code         of (D)                      Beneficial    Direct        Beneficial
                                            (Instr. 8)   (Instr. 3, 4 and 5)         ly Owned      (D) or        Ownership
                                 (Month/                                             at End of     Indirect      (Instr. 4)
                                 Day/                                                Issuer's      (I)
                                 Year)                                               Fiscal Year   (Instr. 4)
                                                                                     (Instr. 3
                                                      Amount      (A)    Price       and 4)
                                                                  or
                                                                  (D)
====================================================================================================================================

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Common Stock $0.001 par value 06/05/02   J(1)         2,097,734   D                0            I             (2)(8)(10)(12)(13)(14)
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Common Stock $0.001 par value 06/11/02   S            1,999,120   D      $12.7400  0            I             (2)(8)(10)(12)(13)(14)
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Common Stock $0.001 par value 06/17/02   S               51,900   D      $12.8441  0            I             (2)(8)(10)(12)(13)(14)
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Common Stock $0.001 par value 06/18/02   S               46,714   D      $12.8150  0            I             (2)(8)(10)(12)(13)(14)
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Common Stock $0.001 par value 06/19/02   S               47,924   D      $12.8782  0            I             (3)(9)(12)(13)(14)
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Common Stock $0.001 par value 06/19/02   S               16,157   D      $12.8782  0            I             (4)(10)(12)(13)(14)
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Common Stock $0.001 par value 06/19/02   S                3,834   D      $12.8782  0            I             (5)(12)(13)(14)
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Common Stock $0.001 par value 06/19/02   S                  548   D      $12.8782  0            I             (6)(12)(13)(14)
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Common Stock $0.001 par value 06/20/02   S               97,650   D      $12.7758  0            I             (3)(9)(12)(13)(14)
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Common Stock $0.001 par value 06/20/02   S               32,922   D      $12.7758  0            I             (4)(10)(12)(13)(14)
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Common Stock $0.001 par value 06/20/02   S                7,812   D      $12.7758  0            I             (5)(12)(13)(14)
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Common Stock $0.001 par value 06/20/02   S                1,116   D      $12.7758  0            I             (6)(12)(13)(14)
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Common Stock $0.001 par value 06/21/02   S              167,418   D      $12.7796  0            I             (3)(9)(12)(13)(14)
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Common Stock $0.001 par value 06/21/02   S               56,444   D      $12.7796  0            I             (4)(10)(12)(13)(14)
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Common Stock $0.001 par value 06/21/02   S               13,393   D      $12.7796  0            I             (5)(12)(13)(14)
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Common Stock $0.001 par value 06/21/02   S                1,913   D      $12.7796  0            I             (6)(12)(13)(14)
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Common Stock $0.001 par value 06/24/02   S                2,701   D      $12.9000  0            I             (3)(9)(12)(13)(14)
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Common Stock $0.001 par value 06/24/02   S                  910   D      $12.9000  0            I             (4)(10)(12)(13)(14)
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Common Stock $0.001 par value 06/24/02   S                  216   D      $12.9000  0            I             (5)(12)(13)(14)
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Common Stock $0.001 par value 06/24/02   S                   31   D      $12.9000  0            I             (6)(12)(13)(14)
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Common Stock $0.001 par value 12/24/02   S                  451   D      $11.4000  0            I             (7)(11)(12)(13)(14)
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

* If the form is filed by more than one Reporting Person, see Instructions 4(b)(v).

Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly


FORM 5 (continued)

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                           9.        10.
                                                                                                           Number    Owner-
                                                                                                           of        ship
               2.                                                                                          Deriv-    of
               Conver-                          5.                              7.                         ative     Deriv-  11.
               sion                             Number of                       Title and Amount           Secur-    ative   Nature
               of                               Derivative    6.                of Underlying     8.       ities     Secur-  of
               Exer-           3A.              Securities    Date              Securities        Price    Bene-     ity:    In-
               cise   3.       Deemed   4.      Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct  direct
               Price  Trans-   Executi- Trans-  or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or  Bene-
1.             of     action   on Date, action  of(D)         (Month/Day/Year)            Amount  ative    at End    In-     ficial
Title of       Deriv- Date     if any   action  (Instr. 3,    ----------------            or      Secur-   of        direct  Owner-
Derivative     ative  (Month/  (Month/  Code    4 and 5)      Date     Expira-            Number  ity      Month     (I)     ship
Security       Secur- Day/     Day/     (Instr. ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)     ity    Year)    Year)    8)      (A)   (D)     cisable  Date     Title     Shares  5)       4)        4)      4)
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
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

Expalnation of Responses:
See Attachment A for additional footnotes

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).




           /s/ Ivy B. Dodes                                 February 19, 2003
---------------------------------------------            -----------------------
      Signature of Reporting Person                               Date
      Ivy B. Dodes
      Managing Director


Note:  File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedures.

FORM 5 (continued)           Explanation of Responses               Attachment A


(1) Distribution of securities to Members of RECP II Anthracite, LLC ("RECP Anthracite") on a pro-rata basis.

(2) These securities are held directly by RECP Anthracite, which is a limited liability company.

(3) These securities are held directly by DLJ ESC II, L.P., ("ESC") which is a Delaware limited partnership.

(4) These securities are held directly by DLJ Real Estate Capital II, L.P. ("REC II"), which is a Delaware limited partnership.

(5) These securities are held directly by DLJ Real Estate Capital Funding II, Inc. ("Capital Funding"), which is a Delaware corporation.

(6) These securities are held directly by DLJ RECP SBS II, Inc. ("DLJ RECP"), which is a Delaware corporation.

(7) These securities are held directly by DLJ Strategic Partners, L.P. ("Stretegic Partners"), which is a Delaware limited partnership.

(8) DLJ Real Estate Capital Partners II, L.P. ("DLJRECP II"), a Delaware limited partnership, is the Managing Member of RECP Anthracite.

(9) DLJ LBO Plans Management Corporation ("DLJLBO"), a Delaware corporation, is the General Partner of ESC.

(10) DLJ Real Estate Capital II, Inc. ("DLJRECI II"), a Delaware corporation, is the General Partner of REC II and DLJRECP II.

(11) DLJMB Advisors, Inc. ("DLJMB"), a Delaware corporation, is the sole stock holder of Strategic Partners.

(12) Credit Suisse First Boston Private Equity, Inc. ("CSFBPE") is the sole stockholder of DLJRECI II, DLJLBO, Capital Funding, DLJ RECP and DLJMB.

(13) Credit Suisse First Boston (USA), Inc., a Delaware corporation, is the sole stockholder of CSFBPE.

(14) In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Form 5 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

     The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"). CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

     CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this schedule relates (the "Shares") and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.